  SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ nº 02.558.132/0001-69 - NIRE 533 0000580 0

Special meeting of Shareholders

Call Notice

The Shareholders are hereby called to attend the Special Meeting of Shareholders of the Company to be held at 09:30 a.m., on June 30, 2004, at SCS, Quadra 2, Bloco C, nº 226, Edifício Telebrasília Celular, 7º Andar, Brasília-DF, in order to make resolutions, having in consideration the Relevant Fact published on May 14, 2004, about the following agenda:

(a)  to consider and resolve on the terms and conditions of the Protocol of Partial Spin-Off and Justification entered into among the respective managements of the Company, of Telegoiás Celular S.A. ("Telegoiás"), Telems Celular S.A. ("Telems"); Telemat Celular S.A. ("Telemat"); Teleacre Celular S.A. ("Teleacre") and Teleron Celular S.A. ("Teleron") having for purpose the partial spin-off of the Company with transfer of the spinned-off assets to Telegoiás, Telems, Telemat, Teleacre and Teleron, as described in the referred Relevant Fact;

(b) to confirm the appointment made by the directors and officers of the company, of Deloitte Touche Tohmatsu - Auditores Independentes, an independent appraisal company, which shall be responsible for preparing the appraisal report for the net assets of the Company to be transferred to Telegoiás, Telems, Telemat, Teleacre and Teleron;

(c) to consider and resolve on the appraisal report for the net assets to be transferred to Telegoiás, Telems, Telemat, Teleacre and Teleron, and

(d) to resolve on the spin-off and consequent reduction in the Company's capital.

ADDITIONAL INFORMATION:

The issue that is the subject matter of the Agenda of the meeting called herein consists of the 2nd Stage of the transaction disclosed in the Relevant Fact published on May 14, 2004 . The Company hereby informs that, on the next following days, it will publish a relevant fact which is complementary to the one published on May 14, 2004, containing more detailed information concerning the transaction subject matter of the meeting called herein, pursuant to the terms of article 2 of Instruction CVM no. 319/99, as well as concerning the availability of the other documents related to the transaction.

GENERAL INSTRUCTIONS

(A) The proxies for representation of the shareholders of the Company at the Meeting must be filed with the Head-Office of the Company, at its Legal Department, until 48 hours before the scheduled time of the Meeting.

(B) The shareholders of the Company who are members of the Registered Shares Fungible Custody System of the Stock Exchanges and wish to attend this Meeting must present an account statement showing their respective shareholding position in the Company, dated not more than two (2) days before the date of the meeting.

Brasília, May 28, 2004.

Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 03, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.